Exhibit 99.2

Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

MOUNTAIN PROVINCE
DIAMONDS INC.
Six months ended June 30, 2011
(Unaudited)

MOUNTAIN PROVINCE DIAMONDS INC.

RESPONSIBILITY FOR
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of Mountain Province Diamonds Inc.  (the "Company") are the responsibility of the Board of Directors.

The unaudited condensed consolidated interim financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the unaudited condensed consolidated interim financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. In the opinion of management, the condensed consolidated interim financial statements have been prepared within acceptable limits of materiality and are in accordance with International Accounting Standard 34 Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards appropriate in the circumstances.

Management has established processes, which are in place to provide sufficient knowledge to support management representations that it has exercised reasonable diligence that (i) the unaudited condensed consolidated interim financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of, and for the periods presented by, the unaudited condensed consolidated interim financial statements and (ii) the unaudited condensed consolidated interim financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited condensed consolidated interim financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited condensed consolidated interim financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities.  An Audit Committee assists the Board of Directors in fulfilling this responsibility.

The Audit Committee meets with management to review the financial reporting process and the unaudited condensed consolidated interim financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited condensed consolidated interim financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Patrick C. Evans”	“Jennifer Dawson”
Patrick C. Evans	Jennifer Dawson
President and Chief Executive Officer	Chief Financial Officer

Toronto, Canada
August 11, 2011

MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Balance Sheets
In Canadian dollars
(Unaudited)
	June 30,	December 31,
	2011	2010
ASSETS
Current assets
Cash and cash equivalents (Note 5)	$720,171	$23,778,053
Short-term investments (Note 5)	23,606,563	9,777,089
Marketable securities (Note 5)	29,680	23,062
Amounts receivable (Note 5)	208,102	499,192
Advances and prepaid expenses	423,374	134,174
	24,987,890	34,211,570

Property and equipment (Note 6)	52,929	42,753
Interest in Gahcho Kué Joint Venture (Note 7)	46,894,310	36,981,785

Total assets	$71,935,129	$71,236,108

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$1,573,292	$4,760,390

Decommissioning and restoration liability (Note 8)	5,735,493	5,704,096

Shareholders' equity:
Share capital (Note 9)	142,264,499	132,476,036
Value assigned to w arrants (Note 9)	-	1,545,926
Share-based payments reserve (Note 9)	1,115,321	1,026,302
Deficit	(78,778,524)	(74,295,072)
Accumulated other comprehensive income	25,048	18,430

Total shareholders' equity	64,626,344	60,771,622

Total liabilities and shareholders' equity	$71,935,129	$71,236,108

The notes to the condensed consolidated interim financial statements are an integral part of these statements.

Contingencies and commitments (Note 7)

MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Statements of Comprehensive Loss
In Canadian dollars
(Unaudited)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Expenses:
Consulting fees (Note 9)	$(502,847)	$(293,876)	$(1,130,719)	$(406,567)
Depreciation	(2,880)	(2,205)	(5,085)	(4,410)
Exploration and evaluation expenses	(1,591,527)	(2,145,309)	(2,607,997)	(3,625,361)
Gahcho Kué Project management fee	(47,804)	(34,126)	(70,957)	(40,774)
Office and administration	(55,371)	(58,362)	(341,583)	(95,057)
Professional fees	(104,877)	(111,425)	(203,733)	(166,679)
Promotion and investor relations	(67,412)	(4,137)	(75,746)	(6,837)
Salary and benefits	(5,437)	(21,460)	(50,600)	(21,460)
Transfer agent and regulatory fees	(33,116)	(20,404)	(106,731)	(71,183)
Travel	(35,553)	(33,840)	(35,553)	(40,289)
Net loss for the period before the undernoted	(2,446,824)	(2,725,144)	(4,628,704)	(4,478,617)

Other expenses:
Interest expense on decommissioning and restoration liability	(15,785)	(31,230)	(31,397)	(62,117)
Other income:
Interest income	76,091	22,142	176,649	38,597

Net loss for the period	(2,386,518)	(2,734,232)	(4,483,452)	(4,502,137)

Other Comprehensive (Loss) Income
Change in fair value of available-for-sale marketable securities	(4,361)	(2,155)	6,618	(5,731)
Comprehensive loss for the period	$(2,390,879)	(2,736,387)	$(4,476,834)	$(4,507,868)

Basic and diluted loss per share	$(0.03)	$(0.04)	$(0.06)	$(0.07)

Weighted average number of shares outstanding	79,263,191	69,488,882	78,775,141	68,068,207

The notes to the condensed consolidated interim financial statements are an integral part of these statements.

MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Statements of Equity
In Canadian dollars
(Unaudited)

					Total
					accumulated
					other
				Retained	comprehensive
			Share-based	Earnings	income (loss)
	Share Capital	Warrants	Payments Reserve	(Deficit)	("AOCI")	Total
Balance, January 1, 2010	$97,312,714	$1,870,564	$1,238,302	$(64,527,923)	$8,799	$35,902,456
Net loss for the period	-	-	-	(4,502,137)	-	4,502,137
Issuance of common shares - private placement	11,132,345	-	-	-	-	11,132,345
Other Comprehensive Income (loss):
Available-for-sale financial assets - current year gains (losses)	-	-	-	-	5,731	5,731
Balance, June 30, 2010	108,445,059	1,870,564	1,238,302	69,030,060	3,068	42,526,933
Net loss for the period	-	-	-	(5,265,012)	-	5,265,012
Issuance of common shares - private placement	21,916,411	-	-	-	-	21,916,411
Issuance of common shares - exercise of warrants	1,251,928	-	-	-	-	1,251,928
Issuance of common shares - exercise of options	326,000	-	-	-	-	326,000
Fair value of warrants exercised transferred from Warrants	324,638	(324,638)	-	-	-	-
Fair value of options exercised transferred from Contributed Surplus	212,000	-	(212,000)	-	-	-
Other Comprehensive Income (loss):
Available-for-sale financial assets - current year gains (losses)	-	-	-	-	15,362	15,362
Balance, December 31, 2010	132,476,036	1,545,926	1,026,302	(74,295,072)	18,430	60,771,622
Net loss for the period	-	-	-	(4,483,452)	-	4,483,452
Issuance of common shares - exercise of warrants	7,242,471	-	-	-	-	7,242,471
Issuance of common shares - exercise of options	602,000	-	-	-	-	602,000
Fair value of warrants exercised transferred from Warrants	1,545,926	(1,545,926)	-	-	-	-
Fair value of options exercised transferred from Contributed Surplus	398,066	-	(398,066)	-	-	-
Fair value of options grant in period	-	-	487,085	-	-	487,085
Other Comprehensive Income (loss):
Available-for-sale financial assets - current year gains (losses)	-	-	-	-	6,618	6,618
Balance, June 30, 2011	$142,264,499	$-	$1,115,321	$(78,778,524)	$25,048	$64,626,344

The notes to the condensed consolidated interim financial statements are an integral part of these statements.

MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Statements of Cash Flows
In Canadian dollars
(Unaudited)

	Six months ended	Six months ended
	June 30, 2011	June 30, 2010
Cash provided by (used in):
Operating activities:
Net loss for the period	$(4,483,452)	$(4,502,137)
Adjustments:
Interest expense on decommissiong and restoration liability	31,397	62,117
Depreciation	5,085	4,410
Stock-based compensation	487,085	-
Interest income	(176,649)	(38,597)

Changes in non-cash operating working capital:
Amounts receivable	291,090	(46,969)
Advances and prepaid expenses	(289,200)	(46,020)
Accounts payable and accrued liabilities	(3,187,098)	1,733,021
	(7,321,742)	(2,834,175)
Investing activities:
Investment in Gahcho Kué Joint Venture	(9,912,525)	(2,563,790)
Interest income	176,649	38,597
Increase in share of fixed assets of joint venture	(15,261)	-
Investment in short-term investments	(13,829,474)	(2,704,822)
	(23,580,611)	(5,230,015)
Financing activities:
Share issuance, net of cost	-	11,132,345
Proceeds from option exercises	602,000	-
Proceeds from w arrant exercises	7,242,471	-
	7,844,471	11,132,345

Increase (decrease) in cash and cash equivalents	(23,057,882)	3,068,155
Cash and cash equivalents, beginning of period	23,778,053	208,559
Cash and cash equivalents, end of period	$720,171	$3,276,714

Supplemental disclosure of non-cash investing activities:
Changes in liabilities of mineral interests	$-	$-

The notes to the consolidated interim financial statements are an integral part of these statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2011
In Canadian Dollars
(Unaudited)

1.	NATURE OF OPERATIONS AND GOING CONCERN
Mountain Province Diamonds Inc. (“Mountain Province” or the “Company”) was incorporated on December 2, 1986 under the British Columbia Company Act.  The Company amended its articles and continued incorporation under the Ontario Business Corporation Act effective May 8, 2006.  The Company is involved in the discovery and development of diamond properties in Canada’s Northwest Territories.

The address of the Company’s registered office and its principal place of business is 401 Bay Street, Suite 2700, PO Box 152, Toronto, ON, Canada, M5H 2Y4. The Company’s shares are listed on the Toronto Stock Exchange under the symbol ‘MPV’ and on the New York Stock Exchange - Amex under the symbol ‘MDM’.

The Company is in the process of developing and permitting its mineral properties primarily in conjunction with De Beers Canada Inc. (“De Beers Canada”) (Note 7). The underlying value and recoverability of the amounts shown as “Interest In Gahcho Kué Joint Venture” is dependent upon the ability of the Company and/or its mineral property partner to develop economically recoverable reserves, to successfully permit and develop projects, and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to develop economically recoverable reserves will require the Company to write off costs capitalized to date.

As at June 30, 2011, the Company has not achieved profitable operations and continues to be dependent upon its ability to obtain external financing to meet the Company’s liabilities as they become payable.  The Company’s ability to continue operations beyond the next twelve months is dependent on the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to fund its operations, and the future production or proceeds from developed properties.
Authorization of Financial Statements

The unaudited condensed consolidated interim financial statements for the period ended June 30, 2011 (including comparatives) were approved by the Audit Committee of the Board of Directors on August 11, 2011.

2.	BASIS OF PRESENTATION
These unaudited condensed interim financial statements of the Company, including its subsidiaries and joint venture, were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). As these financial statements represent the Company’s initial presentation of its results and financial position under IFRS, they were prepared in accordance with International Accounting Standard 34 (“IAS 34”), Interim Financial Reporting, and with IFRS 1, First-time Adoption of IFRS. These unaudited condensed consolidated interim financial statements have been prepared in accordance with the accounting policies the Company expects to adopt in its December 31, 2011 financial statements. Those accounting policies are based on the IFRS standards and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations that the Company expects to be applicable at that time. The policies are set out in detail in the Company’s March 31, 2011 quarterly financial statements, and have been consistently applied to all the periods presented unless otherwise noted.

The Company's consolidated financial statements were previously prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) which differs in some areas from IFRS.   The Company’s transition to IFRS is described in Note 13.

These financial statements were prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and other financial assets and financial liabilities at fair value, with the offsetting adjustment recorded through profit or loss.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2011
In Canadian Dollars
(Unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES
(i)	Basis of Preparation
The unaudited condensed consolidated interim financial statements are presented in accordance with IAS 34, Interim Financial Statements.

The Company has elected to present the ‘Statements of Comprehensive Loss’ as a single financial statement with its Statements of Income, titled ‘Condensed Consolidated Statements of Comprehensive Loss’.

The significant accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are set out in the Company’s March 31, 2011 quarterly unaudited condensed consolidated interim financial statements.

(ii)	Basis of consolidation
The unaudited condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries.  All intercompany amounts and transactions have been eliminated on consolidation.  The Company’s interest in the Gahcho Kué joint venture has been proportionally consolidated (see Note 7).

(iii)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company
At the date of authorization of these financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been adopted early by the Company.

The Company anticipates that all of the relevant pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

Amendments to IFRS 7 Disclosures - Transfers of Financial Assets (effective from July 2, 2011)
The amendments introduce new disclosure requirements about transfers of financial assets including disclosures for:
•	financial assets that are not derecognized in their entirety; and
•	financial assets that are derecognized in their entirety but for which the entity retains continuing involvement
The Company’s preliminary assessment indicates that this amendment will not have a material impact on its financial statements.

IFRS 9 Financial Instruments
The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39.  The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.  Two measurement categories continue to exist to account for financial liability in IFRS 9 - fair value through profit or loss (“FVTPL”) and amortized cost.  Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measure at amortized cost unless the fair value option is applied.  IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2011
In Canadian Dollars
(Unaudited)

IFRS 10 Consolidation
IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee,  Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an eneity so as to obtain benefits from its activities.  IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.  IFRS 10 is effective for annual periods beginning on or after January 1, 2013.  The Company is currently evaluation the impact of IFRS 10 on its consolidated financial statements.

IFRS 11 Joint Arrangements
IFRS 11 requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation.  Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation, the venturer will recognize the assets, liabilities, revenue and expenses of the joint operation.  Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interest in joint ventures.  IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13 Jointly Controlled Entities - Non-monetary Contributions by Venturers.  IFRS 11 is effective for annual periods beginning on or after January 1, 2013.    The Company is currently evaluating the impact that IFRS 11 will have on its consolidated financial statements.

IFRS 13 Fair Value Measurement
IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS statements.  The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date.  It also establishes disclosures about fair value measurement.  Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.  IFRS 13 is effective for annual periods beginning on or after January 1, 2013.  The Company is currently evaluation the impact of IFRS 13 on its consolidated financial statements.

4.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these unaudited condensed consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These unaudited condensed consolidated interim financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods.   These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant areas requiring the use of management estimates relate to recoverability of capitalized acquired exploration and evaluation associated with the Gahcho Kué Joint Venture, asset valuations, reserve and resource estimation, estimated useful lives and residual value of property, plant and equipment, provisions and contingent liabilities, decommissioning and restoration provisions, accrued liabilities, the assumptions used in determining the fair value of stock options and warrants, and the calculations of current and future income tax assets and liabilities and their reversals, as applicable. Actual results could materially differ from these estimates.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2011
In Canadian Dollars
(Unaudited)

5.	FINANCIAL INSTRUMENTS

Details of the significant accounting policies and methods adopted (including the criteria for recognition, the basis of measurement, and the basis for recognition of income and expenses) for each class of financial asset, and financial liability are disclosed in the Company’s March 31, 2011 unaudited condensed consolidated interim financial statements.

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s financial assets as at June 30, 2011 and December 31, 2010 are measured at fair value marketable securities which are classified as Level 1.

The quoted market value of marketable securities at June 30, 2011 and December 31, 2010 was $29,680 and $23,062, respectively.  The original cost of these marketable securities at June 30, 2011 and December 31, 2010 was $4,632 for each period.

The short-term investments at June 30, 2011 and December 31, 2010 are cashable guaranteed investment certificates (“GICs”) held with a major Canadian financial institution.  The short-term investments at June 30, 2011 were purchased with original maturities between July 2011 and June 2012.  Given the GICs’ low risk and the ability to cash them at any time, the fair market value recorded is estimated to be reasonably approximated by the amount of cost plus accrued interest.  There is no restriction on the use of the short-term investments.

The fair values of the amounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these financial instruments.

The carrying amounts for each of the categories are:

	Balance as at
	June 30,	December 31,
	2011	2010
Financial assets

Fair Value Through Profit or Loss
Cash and cash equivalents	$720,171	$23,778,053
Short-term investments	23,606,563	9,777,089

Loans and receivables
Amounts receivable	208,102	499,192

Available-for-Sale
Marketable securities	29,680	23,062

Financial liabilities
Financial liabilities measured at amortized cost
Accounts payable and accrued liabilities	(1,573,292)	(4,760,390)
	$22,991,224	$29,317,006

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2011
In Canadian Dollars
(Unaudited)

The Company’s interest income on short-term investments carried at amortized cost is presented on the Statement of Comprehensive Loss in the Interest income line.

The Company had no transactions with marketable securities classified as available-for-sale during the periods ended June 30, 2011 and December 31, 2010.
Financial Instruments Risks

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.  These risks may include credit risk, liquidity risk, market risk, foreign currency risk and interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company’s maximum exposure to credit risk for its amounts receivable is summarized as follows:

	June 30,	December 31,
	2011	2010
0-30 days	$123,551	$131,903
30 to 90 days	84,551	126,048
More than 90 days	-	241,241
Total	$208,102	$499,192

As at June 30, 2011 and December 31, 2010, the Company does not have any allowance for doubtful accounts.

All of the Company’s cash and cash equivalents and short-term investments are held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant.  The short-term investments are cashable in whole or in part, generally with interest, at any time to maturity.  Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to amounts receivable.  The Company considers the risk of loss for its amounts receivable to be remote and significantly mitigated due to the financial strength of the party from whom the receivables are due - the Canadian government for harmonized sales tax (“HST”) refunds receivable in the amount of approximately $208,102.

The Company’s current policy is to invest excess cash in guaranteed investment certificate.  It periodically monitors the investments it makes and is satisfied with the credit ratings of its bank.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements.  The Company coordinates this planning and budgeting process with its financing activities through its capital management process. The Company’s financial liabilities comprise its accounts payable and accrued liabilities, all of which are due within the next 12 month period.  Other than minimal office space rental commitments, there are no other operating lease commitments.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2011
In Canadian Dollars
(Unaudited)

Market risk

The Company’s marketable securities are classified as available-for-sale, and are subject to changes in the market prices. They are recorded at fair value in the Company’s financial statements, based on the closing market value at the end of the period for each security included. The original cost of the marketable securities is $4,632.  The Company’s exposure to market risk is not considered to be material.

Foreign currency sensitivity

The Company is exposed to foreign currency risk at the balance sheet date through its U.S. denominated accounts payable and cash.  A 10% depreciation or appreciation of the U.S. dollar against the Canadian dollar would result in an approximate $45,300 decrease or increase, respectively, in both net and comprehensive loss.  The Company currently has only limited exposure to fluctuations in exchange rates between the Canadian and U.S. dollar as almost all of its operations are located in Canada.  Accordingly, the Company has not employed any currency hedging programs during the current period.

Interest rate sensitivity

The Company has no significant exposure at June 30, 2011 or December 31, 2010 to interest rate risk through its financial instruments.  The short-term investments are at fixed rates of interest that do not fluctuate during the remaining term.  The Company has no interest-bearing debt.

6.	PROPERTY AND EQUIPMENT

The Company’s property and equipment for the periods ended June 30, 2011 and December 31, 2010 are as follows:
	June 30,	December 31,
	2011	2010
Computer equipment
Opening balance	$-	$-
Additions	1,206	-
Amortization	(67)	-
Balance end of period	1,139	-

Production equipment
Opening balance	7,473	-
Additions	-	7,473
Amortization	(374)	-
Balance end of period	7,099	7,473

Vehicles
Opening balance	35,280	44,100
Additions	14,055	-
Amortization	(4,644)	(8,820)
Balance end of period	44,691	35,280

Total
Opening balance	42,753	44,100
Additions	15,261	7,473
Amortization	(5,085)	(8,820)
Balance end of period	$52,929	$42,753

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2011
In Canadian Dollars
(Unaudited)

7.	INTEREST IN GAHCHO KUE JOINT VENTURE

The Company holds a 49% interest in the Gahcho Kué Joint Venture located in the Northwest Territories, Canada, and De Beers Canada holds the remaining 51% interest.  The joint venture between the Company and De Beers Canada is governed by an agreement entered into on July 3, 2009 (the “2009 Agreement”).  The Company considers that the Gahcho Kué Joint Venture is a related party under IAS 24 - Related Parties.

The 2009 Agreement’s provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control for the Gahcho Kué Project (the “Project”) with De Beers Canada, and the Company accounts for the Project as a joint venture in accordance with IAS 31 - Interests in Joint Ventures.  Accordingly, the Company has determined its proportionate share (49%) of the assets, liabilities, revenues and expenses of the joint venture, and recorded them in its consolidated financial statements effective July 4, 2009.

Under a previous agreement (the “2002 Agreement”) in effect until July 3, 2009, De Beers Canada carried all costs incurred by the Project, and De Beers Canada had no recourse to the Company for repayment of funds until, and unless, the Project was built, in production, and generating net cash flows.

On July 3, 2009, the Company entered the 2009 Agreement with De Beers Canada (jointly, the “Participants”) under which:
(a)
The Participants’ continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers Canada 51%, with the Company’s interest no longer subject to the dilution provisions in the 2002 Agreement except for normal dilution provisions which are applicable to both Participants;

(b)	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
(c)	Each Participant will contribute their proportionate share to the future project development costs;
(d)	Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
(e)	The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120,000,000;
(f)	The Company will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120,000,000) in settlement of the Company’s share of the agreed historic sunk costs on the following schedule:
•
$200,000 on execution of the 2009 Agreement (the Company’s contribution to the 2009 Joint Venture expenses to date of execution of the 2009 Agreement - paid; expensed and included in the opening deficit at January 1, 2010);

•	Up to $5,100,000 in respect of De Beers Canada’s share of the costs of the feasibility study; ($4,366,362 to March 31, 2011, included in “Interest in Gahcho Kué Joint Venture”);
•
$10 million upon the completion of a feasibility study with at least a 15% IRR and approval of the necessary development work for a mine (as defined in the 2009 Agreement) (paid March 15, 2011 pending Gahcho Kué Joint Venture Management Committee’s approval for the necessary development work which was approved in June 2011);

•	$10,000,000 following the issuance of the construction and operating permits;
•	$10,000,000 following the commencement of commercial production; and
•	The balance of approximately $24.4 million within 18 months following commencement of commercial production.

Since these payments are contingent on certain events occurring, and/or work being completed, they will be recorded as the payments become due or are made.  As these contingent payments are made, they are being capitalized to Interest in Gahcho Kué Joint Venture as “acquired exploration and evaluation”.

During the Company’s fiscal year ended March 31, 2008, the Company acquired Camphor Ventures Inc., whose principal asset was its 4.9% interest in the Gahcho Kué Joint Venture, which resulted in the Company’s 49% interest in the Gahcho Kué Joint Venture.  The Company has recorded the cost of this purchase as “Interest in Gahcho Kué Joint Venture” on its balance sheet at the net purchase price of $26,268,792.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2011
In Canadian Dollars
(Unaudited)

The continuity of the Interest in Gahcho Kué Joint Venture is as follows:

Balance, January 1, 2010	$35,730,073
Amounts capitalized for sunk cost repayments in fiscal year	2,837,596
Change in proportionate share of w orking capital	1,022,371
Change in expected decommissioning and restoration liability	(2,608,255)
Balance, December 31, 2010	$36,981,785
Change in proportionate share of w orking capital	(325,404)
Amounts capitalized for sunk cost repayments in the period	10,237,929
Balance, June 30, 2011	$46,894,310

Summarized below are the results of operations, cash flows and financial position relating to the Company’s proportional interest (49%) in the accounts of the Gahcho Kué joint venture for the six months ended June 30, 2011 and 2010:

	As at	As at
	June 30, 2011	December 31, 2010
Financial Position
Current assets	$53,380	$136,442
Non-current assets	5,557,677	5,547,501
Current liabilities	(798,970)	(1,207,433)
Non-current liabilities	(5,735,493)	(5,704,096)
Proportionate share of net liabilities	$(923,406)	$(1,227,586)

	Three Months ended	Three Months ended	Year to Date ended	Year to Date ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
Results of Operations
Revenue	$-	$-	$-	$-
Expenses	(1,645,883)	(2,077,835)	(2,686,026)	(3,598,891)
Proportionate share of net loss	$(1,645,883)	$(2,077,835)	$(2,686,026)	$(3,598,891)

Cash Flows
Operating activities	$(1,148,131)	$(1,518,092)	$(2,974,523)	$(3,011,136)
Financing activities	1,162,186	1,518,092	2,989,784	3,011,136
Investing activities	(14,055)	-	(15,261)	-
Proportionate share of change in cash and cash equivalents	$-	$-	$-	$-

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2011
In Canadian Dollars
(Unaudited)

8.	DECOMMISSIONING AND RESTORATION LIABILITY

The fair value of the Gahcho Kué Joint Venture decommissioning and restoration liability was calculated using the following assumptions as at June 30, 2011:

Expected discounted cash flow s	$13,616,550
Inflation	0%
Discount rate, including inflation	1.11%
Periods	between 2013 and 2027
With probabilities between	10% and 70%

The balance of the decommissioning and restoration liability at June 30, 2011 is follows:

	Six months ended	Year ended
	June 30,	December 31,
	2011	2010
Balance, beginning of period	$5,704,096	$8,187,088
Change in estimate of discounted cash flow s for the year	-	(2,608,255)
Accretion recorded during the period	31,397	125,263
Balance, end of period	$5,735,493	$5,704,096

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2011
In Canadian Dollars
(Unaudited)

9.	SHAREHOLDERS’ EQUITY

i.	Authorized share capital

Unlimited common shares, without par value

There is no other class of shares in the Company.

ii.	Share capital and share-based payments reserve

The number of shares issued and fully paid as at June 30, 2011 is 80,295,558.  There are no shares issued but not fully paid.

The total capital consists of the following:
	Number of			Share-based
	Common	Share	Value assigned	Payments	Total
	Shares	Capital	to warrants	Reserve	Capital
Outstanding at January 1, 2010	66,631,746	$97,312,714	$1,870,564	$1,238,302	$100,421,580
Issuance of common shares	5,476,177	11,132,345	-	-	11,132,345
Outstanding at June 30, 2010	72,107,923	108,445,059	1,870,564	1,238,302	111,553,925
Issuance of common shares	4,600,000	21,916,411	-	-	21,916,411
Issuance of common shares - exercise of warrants	558,134	1,251,928	-	-	1,251,928
Issuance of common shares - exercise of stock options	150,000	326,000	-	-	326,000
Exercise of stock options	-	212,000	-	(212,000)	-
Exercise of warrants	-	324,638	(324,638)	-	-
Outstanding at December 31, 2010	77,416,057	132,476,036	1,545,926	1,026,302	135,048,264
Issuance of common shares - exercise of warrants	2,658,866	7,242,471	-	-	7,242,471
Issuance of common shares - exercise of stock options	220,635	602,000	-	-	602,000
Exercise of stock options	-	398,066	-	(398,066)	-
Exercise of warrants	-	1,545,926	(1,545,926)	-	-
Fair value of options granted in period	-	-	-	487,085	487,085
Outstanding at June 30, 2011	80,295,558	$142,264,499	$-	$1,115,321	$143,379,820

On May 17, 2010, the Company completed a non-brokered private placement of 5,476,177 common shares at a price of $2.10 per common share, to raise gross proceeds of $11,499,972 (net proceeds after costs $11,132,345), and on November 18, 2010, the Company completed a private placement financing of 4,600,000 common shares at $5.00 per share for gross proceeds of $23,000,000 (net proceeds after costs $21,916,411).   Net proceeds totaled $33,048,756.

iii.	Stock Options

The Company, through its Board of Directors and shareholders, adopted a stock option plan (the “Plan”) which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company’s issued and outstanding shares at the time of the grant. The Board of Directors has the authority and discretion to grant stock option awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to insiders and significant shareholders to maximums identified in the Plan.

The aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 6,309,774 shares, and as at June 30, 2011, there were 5,195,139 shares available to be issued under the Plan. All stock options are settled by issuance of common shares.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2011
In Canadian Dollars
(Unaudited)

The following table summarizes information about the stock options outstanding and exercisable:

	June 30, 2011		December 31, 2010
		Weighted average		Weighted average
	Number of options	exercise price	Number of options	exercise price
Balance at beginning of period	1,084,635	$1.69	1,234,635	$1.75
Granted during the period	150,000	6.13	-	-
Exercised during the period	(220,635)	2.73	(150,000)	2.17
Balance at end of period	1,014,000	$2.12	1,084,635	$1.69

Options exercisable at the end of the period	1,014,000		1,084,635

The fair value of the 150,000 stock options granted in 2011 has been estimated on the date of the grant using the Black-Scholes option pricing model.  The assumptions are presented below.  Expected volatility is calculated by reference to the weekly closing share price for a period that reflects the expected life of the options (five years).  There were no stock options granted in the year ended December 31, 2010 or the six months ended June 30, 2010.

Weighted average share price	$3.25
Exercise price	$6.13
Expected volatility	60.22%
Expected option life	5 years
Expected forfeiture	none
Expected dividend yield	0%
Risk-free interest rate	2.46%

The following table summarizes share options outstanding at the end of periods presented:

	June 30, 2011		December 31, 2010
		Weighted		Weighted
	Range of	average	Range of	average
	exercise	remaining	exercise	remaining
	prices	contractual life	prices	contractual life
Options outstanding the end of the period:	$1.26 - $6.13	2.94 years	$1.26 - $4.50	2.75 years

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2011
In Canadian Dollars
(Unaudited)

The following tables reflect the Black-Scholes values, the number of stock options outstanding, the weighted average of options outstanding, and the exercise price of stock options outstanding at June 30, 2011 and December 31, 2010.

At June 30, 2011
	Black-Scholes	Number of	Weighted Average		Exercise
Expiry Date	Value	Options	(Years)		Price
November 23, 2013	$359,832	564,000	1.34	years	$1.26
August 25, 2014	268,405	300,000	0.93	years	1.72
January 9, 2016	487,085	150,000	0.67	years	6.13
	$1,115,322	1,014,000	2.94	years

At December 31, 2010
	Black-Scholes	Number of	Weighted Average		Exercise
Expiry Date	Value	Options	(Years)		Price
January 30, 2011	$321,100	100,000	0.01	years	$4.50
November 23, 2013	436,797	684,635	1.83	years	1.26
August 25, 2014	268,405	300,000	1.01	years	1.72
	$1,026,302	1,084,635	2.85	years

The share-based payments recognized as an expense for each period are:

	Six months ended	Six months ended	Year ended
	June 30,	June 30,	December 31,
	2011	2010	2010
Expense recognized in the period for share-based payments	$487,085	$ Nil	$ Nil

The share-based payments amount of $487,085 for the six months ended June 30, 2011 is recorded in Consulting fees.

During the six months ended June 30, 2011, 220,635 stock options were exercised for gross proceeds of $602,000 (June 30, 2010 - nil).

iv.	Warrants

The following is a summary of warrants outstanding at December 31, 2010.  All warrants were exercised and as at June 30, 2011, there are no warrants outstanding.

	Number of	Exercise
Date of Issue	Warrants	Price	Expiry Date
August 4, 2009	1,054,916	$2.00	February 4, 2011
December 8, 2009	1,603,950	$3.20	June 8, 2011
Warrants outstanding December 31, 2010	2,658,866

During the six months ended June 30, 2011, 2,658,866 warrants were exercised before expiry for proceeds of $7,242,471 (June 30, 2010 - nil).

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2011
In Canadian Dollars
(Unaudited)

v.	Shareholder Rights Plan

On September 7, 2010, the Board of Directors of the Company approved an amended Shareholder Rights Plan (the “Rights Plan”), which was ratified by the shareholders at the Annual General Meeting on November 18, 2010.  The Rights Plan is intended to provide all shareholders of the Company with adequate time to consider value enhancing alternatives to a take-over bid and to provide adequate time to properly assess a take-over bid without undue pressure. The Rights Plan is also intended to ensure that the shareholders of the Company are provided equal treatment under a takeover bid.

10.	RELATED PARTIES

The Company’s related parties include its subsidiaries, the Gahcho Kué Joint Venture, key management and their close family members, and the Company’s directors. None of the transactions with related parties incorporate special terms and conditions, and no guarantees were given or received. Outstanding balances are settled in cash.

The Company had the following transactions and balances with key management personnel.  There were no transactions with the Gahcho Kué Joint Venture.

	June 30,	December 31,
	2011	2010
The total of the transactions:
Revenue earned	$-	$-
Remuneration	899,920	716,978
The amount of outstanding balances:
Receivable	-	-
Payable	89,229	186,619
Provisions for doubtful debts	-	-
Expense recognized for bad or doubtful debts	-	-

The remuneration of directors and other members of key management personnel for the six months ended June 30, 2011 and the year ended December 31, 2010 were as follows:

	June 30,	December 31,
	2011	2010

Salary, bonus and other short-term employee benefits	$412,870	$716,978
Share-based payments	487,050	-
	$899,920	$716,978

In accordance with IAS 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2011
In Canadian Dollars
(Unaudited)

11.	CAPITAL MANAGEMENT

The Company considers its capital structure to consist of share capital, contributed surplus, options and warrants. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition, exploration and development of mineral properties.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company’s main property, Gahcho Kué, is in the development and permitting stage, and as such the Company is dependent on external equity financing to fund its activities.  In order to carry out the planned management of our properties and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company’s capital for the reporting periods is summarized as follows:

	June 30,	December 31,
	2011	2010
Share capital	$142,264,499	$132,476,036
Value assigned to warrants	-	1,545,926
Share-based payments reserve	1,115,321	1,026,302
Deficit	(78,778,524)	(74,295,072)
	$64,601,296	$60,753,192

There were no changes in the Company’s approach to capital management during the period ended June 30, 2011.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

12.	SEGMENTED REPORTING

The Company has determined that it has only one operating segment.

13.	TRANSITION TO IFRS

The Company’s audited consolidated annual financial statements for the year ending December 31, 2011 will be the first annual financial statements that are prepared in accordance with IFRS, and these unaudited condensed consolidated interim financial statements were prepared as described in Note 2, in accordance with IAS 34, Interim Financial Reporting, including the application of IFRS 1. IFRS 1 requires an entity to adopt IFRS in its first annual financial statements prepared under IFRS by making an explicit and unreserved statement in those financial statements of compliance with IFRS. The Company will make this statement when it issues its audited consolidated annual financial statements for the year ending December 31, 2011.

IFRS 1 also requires that comparative financial information be provided. As a result, the first date at which the Company has applied IFRS was January 1, 2010 (the “Transition Date”). IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, which, for the Company, will be December 31, 2011. However, it also provides for certain optional exemptions and certain mandatory exemptions for first time IFRS adopters which are fully described in the Company’s first IFRS financial statements of March 31, 2011.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2011
In Canadian Dollars
(Unaudited)

Reconciliations of Canadian GAAP to IFRS

IFRS 1 requires an entity to reconcile equity and comprehensive income or loss at certain periods.  The following paragraphs explain the significant differences between Canadian GAAP and the current IFRS accounting policies applied by the Company.  These differences result in the adjustments in the tables below:

Reconciliation of equity

		June 30,
Reconciliation of Equity	Note	2010
Shareholder’s Equity under Canadian GAAP:		$81,902,281
Exploration and evaluation costs expensed	1	(38,400,537)
Reversal of future income tax recoveries	2	(1,221,679)
Adjustment of decommissioning and restoration liability	3	251,278
Depreciation expensed	4	(4,410)
Total Equity under IFRS		$42,526,933

Reconciliation of comprehensive loss

		For three months	For six months
		ended	ended
		June 30,	June 30,
Reconciliation of comprehensive loss	Note	2010	2010
Comprehensive loss under Canadian GAAP		$(483,391)	$(746,365)
Exploration and evaluation costs expensed	1	(2,145,309)	(3,625,361)
Reversal of future income tax recoveries	2	(173,506)	(267,031)
Adjustment of decommissioning and restoration liability	3	68,024	135,299
Depreciation expensed	4	(2,205)	(4,410)
Comprehensive loss under IFRS		$(2,736,387)	$(4,507,868)

Changes in accounting policies
In addition to the exemptions and exceptions under IFRS 1 described in the Company’s March 31, 2011 quarterly unaudited condensed interim financial statements, the following narratives explain the significant differences between the previous historical Canadian GAAP accounting policies and the current IFRS policies applied by the Company.

1.	Exploration and evaluation

Under IFRS, the Company’s policy is to expense exploration and evaluation costs as incurred until such time as the Company expects that mineral resources will be converted to mineral reserves within a reasonable period. As well, the Company capitalizes acquired evaluation and exploration costs.  It also capitalizes the historic agreed sunk cost repayments as they become due (see Note 7).

Upon conversion of the mineral resources to mineral reserves, and a decision to develop the project, any capitalized exploration and evaluation costs are transferred to capitalized development costs within property, plant and equipment, and/or intangible assets as appropriate.

Under Canadian GAAP, the Company’s exploration and evaluation costs incurred prior to establishing proven and probable reserves for an exploration property or to expand existing properties were capitalized as exploration and evaluation assets. Under Canadian GAAP, acquired exploration and evaluation assets capitalized included a gross-up for future income taxes payable.

On transition to IFRS, in the opening balance sheet, the change in accounting policy resulted in a reduction of assets (excluding reversal of the future income tax liability inclusion of $6,131,529), and an increase in the opening deficit of $34,775,176.  The impact of reducing the assets and increasing the deficit was $38,400,537 as at June 30, 2010.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2011
In Canadian Dollars
(Unaudited)

2.	Income Taxes

Under IFRS, there is no gross-up on acquired exploration and evaluation assets for their associated future income tax liability.  On transition, the change in accounting policy resulted in a reduction of assets of $6,131,529 (as above), and a corresponding reduction in future income tax liability of $6,131,529.  Future income tax recoveries recorded prior to the Transition Date in the amount of $954,648 were reversed from their impacts on the Company’s future income tax liability under Canadian GAAP, and their resulting increase in the Company’s deficit.  $267,031 of tax recoveries were reversed for the six months ended June 30, 2010 ($173,506 for the three months ended June 30, 2010).

3.	Changes in existing decommissioning and restoration liability

The decommissioning and restoration liability was calculated as at the Transition Date, and revalued as at December 31, 2010 for changes in undiscounted, uninflated cash flows, and other assumptions.

Under IAS 37, the estimated cash flows related to the decommissioning and restoration liability have been risk adjusted, therefore, the provision has been discounted at a risk-free rate of 1.53% based on Bank of Canada real return bond rates at the Transition Date.

This resulted in a $3,083,213 increase to the decommissioning liability with a corresponding increase to the Company’s Interest in Gahcho Kué Joint Venture as at the Transition Date, with a $135,299 reduction in liability for the six months ended June 30, 2010 ($68,024 for the three months ended June 30, 2010).

4.	Depreciation expense

Under Canadian GAAP, the depreciation associated with the Company’s proportionate share of fixed assets was capitalized to the Company’s Interest in Gahcho Kué Joint Venture. Under IFRS, the depreciation is expensed.

There is no impact on the Company’s deficit at the Transition Date since the related fixed assets were not yet depreciated.  For the year ended December 31, 2010, there was a resulting increase in the deficit of $8,820.  Of this, $4,410 related to the six month period ending June 30, 2010 ($2,205 for the three months ended June 30, 2010).

5.	Presentation Reclassifications

Under IFRS, the Company has included interest expense relating to its decommissioning and restoration liability as other expenses.  As well, under IFRS, for cash flow purposes, the Company considers interest income received on investments of its excess cash to be investing activities for cash flow purposes.   Under Canadian GAAP, the interest income received was recorded as an operating activity.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2011
In Canadian Dollars
(Unaudited)

Reconciliations of Statements of Comprehensive Loss from Canadian GAAP to IFRS

The following is a reconciliation of the unaudited condensed consolidated interim Statement of Comprehensive Loss for the six months ended June 30, 2010:

	Canadian GAAP	IFRS	IFRS
	Six Months Ended	Adjustments	Six Months Ended
	June 30, 2010		June 30, 2010
Expenses:
Consulting fees	(406,567)		(406,567)
Depreciation	-	(4,410)	(4,410)
Exploration and evaluation expenses	-	(3,625,361)	(3,625,361)
Gahcho Kué Project management fee	(40,774)		(40,774)
Office and administration	(95,057)		(95,057)
Professional fees	(166,679)		(166,679)
Promotion and investor relations	(6,837)		(6,837)
Salary and benefits	(21,460)		(21,460)
Transfer agent and regulatory fees	(71,183)		(71,183)
Travel	(40,289)		(40,289)

Net loss for the period before the undernoted	(848,846)	(3,629,771)	(4,478,617)

Other expenses:
Interest expense on decommissioning and restoration liability	(197,416)	135,299	(62,117)
Other income:
Interest income	38,597		38,597

Net loss for the period before tax recovery	(1,007,665)	(3,494,472)	(4,502,137)

Future income tax recovery	267,031	(267,031)	-

Net loss after tax for the period	(740,634)	(3,761,503)	(4,502,137)

Other Comprehensive (Loss) Income
Change in fair value of available-for-sale marketable securities	(5,731)		(5,731)
Comprehensive loss for the period	(746,365)	(3,761,503)	(4,507,868)

Basic and diluted loss per share	$(0.01)		$(0.07)

Weighted average number of shares outstanding	68,068,207		68,068,207

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2011
In Canadian Dollars
(Unaudited)

Reconciliations of Balance Sheets from Canadian GAAP to IFRS

The following is a reconciliation of the unaudited condensed consolidated interim Balance Sheet as of December 31, 2010:

		IFRS	IFRS
	Canadian GAAP	Adjustments	Adjustments	IFRS
	December 31, 2010	On transition	All quarters 2010	December 31, 2010
ASSETS
Current assets
Cash and cash equivalents	$23,778,053			$23,778,053
Short-term investments	9,777,089			9,777,089
Marketable securities	23,062			23,062
Amounts receivable	499,192			499,192
Advances and prepaid expenses	134,174			134,174

	34,211,570			34,211,570

Property and equipment	42,753			42,753
Interest in Gahcho Kué Joint Venture	83,051,319	(37,707,513)	(8,362,021)	36,981,785

Total assets	$117,305,642	$(37,707,513)	$(8,362,021)	$71,236,108

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$4,760,390			$4,760,390

Future income tax liabilities	4,100,008	(5,176,881)	1,076,873	-

Decommissioning and restoration liability	3,281,215	3,083,213	(660,332)	5,704,096

Shareholders' equity:
Share capital	133,054,164		(578,128)	132,476,036
Value assigned to warrants	1,545,926			1,545,926
Share-based payments reserve	1,026,302			1,026,302
Deficit	(30,480,793)	(35,613,845)	(8,200,434)	(74,295,072)
Accumulated other comprehensive income	18,430			18,430

Total shareholders' equity	105,164,029	(35,613,845)	(8,778,562)	60,771,622

Total liabilities and shareholders' equity	$117,305,642	$(37,707,513)	$(8,362,021)	$71,236,108